

07006813

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-49738

45530

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Integral Securities, Inc.


SEC MAIL
RECEIVED
APR 0 2 2007
WASH. D.C.
199

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

747 Third Avenue. 25th Floor
(No. and Street)

NEW YORK (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lorena Llivichuzca, Registered Principal (212) 702-8805
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KAUFMANN, GALLUCCI & GRUMER LLP
(Name - if individual, state last, first, middle name)

80 BROAD STREET, SUITE 1901 (Address) **NEW YORK** (City) NY (State) 10004 (Zip Code)

PROCESSED
APR 13 2007
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, Lorena Llivichuzca, Registered Principal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integral Securities Inc, as of **DECEMBER 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Registered Principal
Title

JOHN P. KEIL
NOTARY PUBLIC, STATE OF NEW YORK
02KE6057479
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES 4/16/07
State of New York County of New York

John Keil
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

INTEGRAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2006

INTEGRAL SECURITIES, INC.

INDEX



KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Integral Securities, Inc.:

We have audited the accompanying statement of financial condition of Integral Securities, Inc. (the "Company") as of December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Integral Securities, Inc. as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company is without key management personnel and is also undergoing a regulatory review process by the NASD to determine if the Company can continue to operate under its current structure. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Plans regarding those matters also are described in Note 9. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

March 22, 2007 Kaufmann, Gallucci & Grumer LLP

80 Broad Street, Suite 1901 • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

INTEGRAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Receivable from and deposit with clearing organization	$	122,928
Securities owned at market value		547,301
Other receivables		40,000
Furniture and equipment, net of accumulated depreciation of $12,317		24,076
Other assets		25,060
Total assets	$	759,365

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	42,257
Cash overdraft		3,868
Due to former shareholder		350,000
Total Liabilities		396,125
Shareholders' equity:		
Common stock, $.001 par value; 2,500,000 shares authorized; 1,130,000 issued and outstanding		11,300
Capital in excess of par		718,714
Accumulated deficit		(16,774)
		713,240
Less: Treasury stock, at cost		(350,000)
Total shareholders' equity		363,240
Total liabilities and shareholders' equity	$	759,365

The accompanying notes are an integral part
of this financial statement.

INTEGRAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2006

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Integral Securities, Inc. (the "Company) is a securities broker-dealer, registered with the U.S. Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. and the Securities Investors Protection Corporation.

The Company clears all securities transactions through another broker-dealer on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Securities transactions (and related commission revenue and expense) are recorded on a trade date basis. Marketable securities and money market funds are valued at fair value.

Depreciation is computed using the straight-line method over the estimated useful lives of assets.

Cash and cash equivalents represent cash and highly liquid investments with maturity dates of three months or less from the date of acquisition.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2006, and the reported amounts of revenue and expenses during the year then ended. Actual results could differ from those estimates.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has been ordered by regulatory authorities to replace its management and majority shareholder and to submit to an application process that is intended to demonstrate that new management is capable of continuing the Company's business. These circumstances raise substantial doubt about the Company's ability to continue as a going concern. As more fully described in Note 9, management, together with its former majority shareholder, are taking steps to address this situation. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3 - RECEIVABLE FROM AND DEPOSIT WITH CLEARING ORGANIZATION

The receivable from clearing organization primarily represents the net of commissions receivable for commissions and residual cash balances in the Company's trading account held by the clearing organization of approximately $69,000. The deposit with the clearing organization is approximately $53,000.

NOTE 4 - SIGNIFICANT SOURCE OF REVENUE

During 2006, the Company earned approximately 59% of its revenues from consulting services rendered to two customers.

NOTE 5 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash in a bank account which, at times, may exceed federally insured limits.

The Company is subject to credit risk to the extent that any broker-dealer with whom it conducts business is unable to fulfill contractual obligations on its behalf.

NOTE 6 - INCOME TAXES

The Company has a net operating loss carryover for Federal income tax purposes of approximately $99,000 Therefore, there is no provision for Federal income tax for 2006. The Company follows Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", which recognizes both the current and deferred tax consequences of all transactions recognized in the financial statements, calculated based on the provisions of enacted tax laws, including the tax rates in effect for current and future years.

Valuation allowances are established for deferred tax assets when it is more likely than not, a probability level of more than 50%, that they will not be realized. At December 31, 2006, the remaining net operating losses carry forward of $35,000 will expire by 2024. This loss may be used to offset future taxable income. The Company has a deferred tax asset of approximately $12,000 related to the remaining net operating loss carry forward. However, a valuation allowance in the amount of $12,000 was recorded by the Company at December 31, 2006 for financial reporting purposes.

NOTE 7 - COMMITMENTS

The Company leases office space under a operating lease through January 31, 2010. The approximate future minimum annual payments over the term of the lease are as following:

Year ended December 31	Minimum Lease Payment
2007	$ 43,020
2008	43,020
2009	43,020
2010 to January 31	3,585
	$ 132,645

In the normal course of business, the Company may be a party to various litigation and regulatory matters. At December 31, 2006, there were no legal proceedings pending against the Company.

NOTE 8 - RELATED PARTY TRANSACTIONS

During 2006, the Company received consulting services from an affiliate, 100% owned by the former majority shareholder, for which it paid its affiliate $60,000. Such services were discontinued when the shareholder was required to disassociate himself from the Company after being barred from the securities industry. See also Notes 9 and 10.

NOTE 9 - CONTINUING OPERATIONS

During the latter half of 2006, the majority shareholder and key management representative responsible for the day-to-day operations of the Company, was barred from the industry. As a result of this decision by the NASD, the shareholder was required to dispose of his ownership interest and resign from any further involvement with the operations of the Company. The Company agreed to purchase his shares for $350,000 and place in treasury. See also Note 10.

Because of this significant change in ownership and management control of the day-to-day operations, the Company was required to submit to its self regulatory organization, the NASD, an application for continuing membership for review and approval. Such review is continuing as of the date of this report.

The above conditions raise serious doubt as to whether the Company can continue as an NASD member firm. The former shareholder also intends to pursue reinstatement, but the outcome of such reinstatement effort presently cannot be determined. Management believes that the Company can continue operating as a non-registered entity.

INTEGRAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2006

NOTE 10 - PAYABLE TO FORMER SHAREHOLDER

The Company is indebted to its former majority shareholder for a total of $350,000. This amount represents the agreed upon sum for the Company's purchase of 833,488 shares previously owned by the shareholder. The payment for the shares can only be made upon approval of the Company's continuing membership application by the NASD. See also Note 9 above. If the application is not approved, the agreement between the Company and the shareholder is void.

NOTE 11 - REGULATORY REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness changes from day-to-day. At December 31, 2006, the Company had net capital of approximately $271,000 which was $171,000 in excess of the required minimum net capital at that date of $100,000. The Company's aggregate indebtedness to net capital ratio was 1.46 to 1.

END